Exhibit (d)(25)
CROSS LICENSE AGREEMENT
DATED AS OF MARCH 21, 2007 (“AGREEMENT”)
BETWEEN APPLICA INCORPORATED (“APPLICA”) AND SALTON, INC. (“SALTON”)
Background
     A Applica owns or has the right to use and license certain intellectual property related to the marketing, distribution and sale of portable household appliances.
     B. Salton owns or has the right to use and license certain intellectual property assets related to the marketing, distribution and sale of portable household appliances.
     C. Applica is willing to grant Salton. and Salton desires to obtain, a limited license to use such intellectual’ property assets owed or licensed by Applica upon the terms and conditions set forth in this Agreement.
     D. Salton is willing to grant Applica, and Applica desires to obtain, a limited license to use such intellectual property assets owed or licensed by Salton upon the terms and conditions set forth in this Agreement.
     NOW, THEREFORE, in consideration of the premises and mutual covenants and conditions contained herein, Salton and Applica agree as follows:
1 — Definitions.
In this Agreement the following expressions have the following meanings:
“Applica Marks” — The trade marks which Applica owns or licenses, with the right to sublicense. listed on Appendix A-1.
“Applica Patents” — The patents which Applica owns or licenses, with the right to sublicense, listed on Appendix A-1
“Designated Manufacturer” — means the approved manufacturer who manufactures the Designated Products for Licensee’s sale only pursuant to the terms of this Agreement, as set forth on Appendices A-1 and A-2.
“Designated Products” — means the products for which the Licensed Intellectual Property may be used, as set forth on Appendices A-1 and A-2
“Designated Territory” — means the territory listed in Appendices A-1 and A-2 in which the Licensee may use the Licensed Intellectual Property.
“including” — means including, as an example. but not limited to.
“Licensed Intellectual Property” — The Applica Marks and Applica Patents or Salton Marks and Salton Patents, as applicable, which one party has agreed to license or sublicense to the other as the context requires.
“Licensee” — shall apply to Applica and to Salton, and their respective direct and indirect 100% owned subsidiaries, as applicable, to the extent that each has received a license from the other to use the Licensed Intellectual Property.
“Licensor” — shall apply to Applica and to Salton and their respective direct and indirect 100% owned subsidiaries to the extent each has granted a license to the ether to use Licensed Intellectual Property.
“Net Sales” — means an amount determined as follows:
i.	Determine actual gross receipts from sales of the product by a party and the subsidiaries and affiliates of such party, including sales to retailers, infomercials or other direct TV sales, sales through the internet, sales through any outlet stores and other sales to third parties through all other channels of distribution.

ii.	From actual gross receipts, deduct the following: all returns from retailers or consumers, credits to retailers for products destroyed instead of being returned, all volume purchase rebates or discounts, all advertising allowances (such as co-op advertising allowances) granted to retailers, ail amounts paid to retailers for shelf space and for end caps, all credit card charges by credit card issuers deducted from credit card purchases made when consumers order products by telephone in response to telephone or Internet offers or sales through other retail outlets and mailing and freight costs for shi[p]ping to consumers (unless separately charged and paid for by consumers).
“Salton Marks” The trade marks which Salton owns or licenses, with the right to sublicense, which are included in this Agreement and are listed on Appendix A-2.
“Salton Patents” — The patents which Salton owns or licenses, with the right to sublicense, listed on Appendix A-2.
to “use” — means to use, sale, make. have made, import and export or similar activity.
2 — Licenses and Limitations.
2.1 Salton hereby grants Applica and its direct and indirect 100% owned subsidiaries an exclusive license (with no right to grant sublicenses) and right to use the Salton Marks and Salton Patents on or in connection with the Designated Products for sale by Applica in the Designated Territory during the Term (as defined in Section 9 of this Agreement).
2.2 Applica hereby grants Salton and its direct and indirect 100% owned subsidiaries an exclusive license (with no right to grant sublicenses) and right to use the Applica Marks and Applica Patents on or in connection with the Designated Products for sale by Salton in the Designated Territory during the Term (as defined in Section 9 of this Agreement).

2.3 Licensee agrees that the Designated Products will be manufactured solely by the Designated Manufacturer and either (i) the Designated Products using the Licensed Intellectual Property shall be manufactured strictly in accordance with the designs, specifications and quality standards previously established in writing by the Licensor or (h) the designs, specifications and quality standards of the Designated Products shall be approved in writing by the Licensor (which approval shall not be unreasonably withheld) prior to any production start authorization for such product.
2.4 Licensee undertakes and agrees to use the Licensed Intellectual Property only on or in connection with the Designated Products which have been approved by Licensor in accordance with the provisions of this Agreement. Licensee agrees that it will not advertise, distribute, sell or otherwise market any products under the Licensed Intellectual Property which have not been so approved. Licensee agrees to comply with the criteria set forth from time to time by Licensor with respect to the appearance and manner of use of the Licensed Intellectual Property.
2.5 Licensee shall not use nor authorize others to use the Licensed Intellectual Property on or in connection with the distribution of Designated Products as premiums, promotions or giveaways. In no event during the Term of this Agreement or thereafter, shall Licensee use the Licensed Intellectual Property as part of its corporate name or trade name or authorize others to do so.
2.6 Licensee understands and agrees that it has no right or license from Licensor under this Agreement to use, and it shall not use, the Licensed Intellectual Property in connection with the manufacture (except by Designated Manufacturers), use, advertising, promoting, marketing, offering to sell, selling or exporting Designated Products or any other product in or to countries outside of the Designated Territories. Licensee agrees to require Designated Manufacturers and other applicable third parties to agree not to use, advertise, promote, market, offer to sell, sell or export Designated Products or any other product in or to countries outside of the Designated Territories. Licensee agrees that if a Designated Manufacturer or other third party violates such agreement and it becomes known to Licensee, Licensee will immediately notify Licensor of such violation and work in good faith with Licensor to properly address the problem.
2.7 Neither party shall have responsibility for the ability of the other party to use the Licensed Intellectual Property licensed to said other party hereunder or for the quality or the performance of the licensed product manufactured using the same or for any claims of third parties arising from the use thereof. Accordingly, the party that is Licensee shall alone be responsible for all guarantees and warranties, express or implied, in relation to the products manufactured by or for it under license hereunder using the Licensed Intellectual Property of the other party and for any claims arising in connection therewith and for conforming with all applicable laws, regulations and standards relating to such products.
2.8 Upon written request, Licensor will provide Licensee copies of all registrations for the Licensed Intellectual Property.

2.9 Licensee shall receive no ownership or rights in the Licensed Intellectual Property. except as expressly provided herein.
3.0 — Obligations of the Licensee.
3.1 Prior to Licensee’s use of the Licensed Intellectual Properly on any new Designated Product or on any significant redesign or change of a previously approved Designated Product, Licensee shall, at Licensee’s expense, submit to Licensor, for Licensor’s prior written approval (which shall not be unreasonably withheld), the following:
     (a) two specimens of each Designated Product to be sold by Licensee using the Licensed Intellectual Property (“Specimens”);
     (b) evidence that such products have been approved by either Underwriters Laboratories (“UL”)and/or Intertek Testing Services, Inc (“ETL”) so that such approvals can be advertised and/or marked on the Designated Products;
     (c) any independent consumer product safety and performance test reports for each Specimen (“Test Reports”), to the extent that such Test Reports, in addition to UL or ETL approval, are in the possession of Licensee or may be reasonably requested by Licensor;
     (d) all artwork which Licensee intends to use in connection with the Designated Products: and
     (e) all packaging, advertising and promotional literature which Licensee intends to use in the marketing of the Designated Products.
The items set forth in subsections (a) through (e) are hereby referred to as the “Approval Materials”.
Licensor shall give Licensee written notice of its approval or disapproval within 15 business days from its receipt of the Approval Materials. If Licensor disapproves, its written notice shall explain in reasonable detail the reasons for disapproval so that Licensee may prepare and submit new Approval Materials. After Licensor has given its written approval of the Approval Materials, then such Approval Materials shall be the standard for the design, construction, quality and safety of the product produced using the trademarks thereafter (the “Approved Quality”). Thereafter, at 12-month intervals, upon Licensors written request, Licensee shall, at Licensee’s expense, submit to Licensor Test Reports for not less than two randomly selected production run samples (“Sample’) of each Designated Product. Without the prior written approval of Licensor. Licensee shall not sell or distribute any Designated Product which deviates from the Approved Quality. including seconds and irregulars, under any circumstances without Licensor’s prior written consent. Notwithstanding the foregoing, provided Licensee gives Licensor prior written notice, Licensee may from time to time revise packaging for the Designated Products solely to include or change statements or other information which may be required by the rules of UL. ETL or laws or regulations of any jurisdiction where such Designated Products are sold.
3.2 Licensee shall indicate on all product packaging and related advertising materials intended to be distributed to consumers that the licensed products are manufactured and distributed by or for Licensee.
3.3 Licensor shall have the right at reasonable times on prior notice to Licensee to visit any Designated Manufacturer no more than twice in a calendar year to conduct a survey or audit to ensure that reasonable quality controls are being used in association with the production of the Designated Products. Licensee agrees to cooperate with Licensor in carrying out such inspections
3.4 Licensee agrees to comply with any laws, rules and/or regulations with regard to the use and designation of the Licensed Intellectual Property within the Designated Territory, including the separate countries within the Designated Territory and other governmental units within such countries.
3.5 Licensee acknowledges and agrees that any unauthorized use or misuse of the Licensed Intellectual Property by Licensee may result in irreparable harm to Licensor and that Licensor, in addition to any other rights or remedies specified in this Agreement, shall be entitled to any remedy, legal or equitable. including without limitation preliminary injunctive relief, to correct or mitigate any harm which results from such violation.
3.6 Licensee shall use commercially reasonable efforts in accordance with its customary business practices to use the Licensed Intellectual Property consistent with reasonable marketing plans in the Licensee’s Territory.
3.7 At the request of the Licensor, Licensee shall meet with Licensor at least quarterly per year to review and discuss advertising and promotion plans for the products sold under the Licensed Intellectual Property.
3.8 Where feasible, the Designated Products, product packaging, owners manuals and other related documents for the Designated Products, and promotional and advertising materials for the Designated Products bearing the Licensed Intellectual Property shall bear the appropriate trademark notice of “®” or “™” and the applicable patent information, if any, and shall additionally carry an appropriate ownership legend, as follows.
“*”is a trademark of
[Applica Incorporated. Miramar. Florida U.S.A./
Salton, Inc., Lake Forest. Illinois U.S.A.]
3.9 Licensee acknowledges that Licensor has not registered the Licensed Intellectual Property in any Designated Territory unless specifically set forth on Appendix A-1 or A-2; as appropriate. Licensee agrees that it will not sell or distribute any products bearing the Licensed Intellectual Property in any Designated Territory under this Agreement until

(a) Licensor has properly registered the applicable Licensed Intellectual Property for such Designated Product (as indicated on the applicable Appendix or subsequent to the execution of this Agreement); or (b) Licensor and Licensee have mutually agreed in writing that such registration is not necessary. Upon Licensor’s request, Licensee shall cooperate fully and in good faith with Licensor for the purpose of securing and preserving Licensor’s rights in and to the Licensed Intellectual Property in any Designated Territory.
4 — Cooperation and Confidentiality.
Licensor will grant the Licensee whatever rights, if any, may have to source the manufacture of products from the Designated Manufacturers on the terms and conditions set forth in this Section 4.
4.1 Licensor hereby grants a license (with no right to grant sublicenses) to Licensee to use in the manufacture of the Designated Products and sale in the Designated Territories. (i) all other intellectual property rights which Licensor owns, if any, in and to the utility and design of a Designated Product, and (ii) Licensor’s rights. if any, to tooling used to manufacture the Designated Products.
4.2 Licensee shall maintain as confidential and shall not, without Licensor’s prior written consent. disclose or divulge to any third party, or use except in accordance with the terms of this Agreement, the details or substance of the Licensed Intellectual Property or any other intellectual property assets of Licensor; provided that the foregoing restrictions shall not apply to any of the Licensed Intellectual Property or other intellectual property assets that Licensee can demonstrate (a) was publicly known prior to the date of this Agreement or (b) came into the public knowledge by any legitimate means without violating this Agreement or (c) is being furnished to a Designated Manufacturer or (d) is required by law or court order.
4.3 Licensee shall limit access to the Licensed Intellectual Property or any other intellectual property assets of Licensor to those of its personnel who have a need to know if and, to the extent such personnel are not so obligated by agreement or otherwise, shall require that such personnel maintain its confidentiality as provided herein.
5 — Royalties.
5.1 Applica shall pay Salton a royalty determined as a percentage of the Net Sales of all Designated Products as follows:
a.	2% on Russell Hobbs Marks;

b.	5% on George Foreman Marks; and

c.	3% on all other Salton Marks.
5.2 Salton shall pay Applica a royalty determined as a percentage of the Net Sales of all Designated Products as follows:
a.	10% on all self-cleaning litter boxes bearing the Littermaid® Marks;

b.	5% on Infrawave™ marks; and

c.	3% on all other Applica Marks.
5.3 Royalty payments owing to Licensor shall be payable not later than 30 days following the end of each calendar quarter commencing with the calendar quarter ended June 30, 2007.
5.4 Not later than 30 days after the end of each calendar quarter, the Licensee shall deliver to the Licensor a true and accurate report certified by the chief financial officer of the Licensee. setting forth a calculation of the royalties due under this Agreement by the Licensee for the preceding calendar quarter. The report shall include at least the following:
(1)	the number and type of Designated Products sold by country;

(2)	the calculation of the royalty payment due with such other information and detail as the Licensor may reasonably request; and

(3)	the total payment due.
If no payments are due, it shall be so reported. The quarterly report shall contain such additional details as the Licensor shall reasonably request from time to time.
5.5 Licensee shall each keep full, true and accurate books of account containing all particulars which may be necessary for the purpose of determining the amount of royalties owed by the Licensee under this Agreement. The books and the supporting data of the Licensee shall be open at all reasonable times, for one year following the end of the period to which they pertain, to an inspection, on a confidential basis, by an employee or an independent public accountant retained by the Licensor, at the Licensor’s expense, for the purposes of verifying the accuracy of the Licensee’s payments. If such inspection and resulting report set forth an underpayment by Licensee, the Licensee shall immediately pay such amount to the Licensor. Additionally. if the inspection shows an annual under payment in excess of 3%, upon written request and the submission of reasonable substantiation, the Licensee shall pay the fees and all reasonable out-of-pocket costs of the Licensor, including fees of an independent public accountant Of one is engaged by the Licensor), incurred in the audit of the royalty payments due. If a correction or adjustment is required with respect to a quarterly report for a prior quarter, for any reason, including charge backs by retailers, returns of products reported as sold in a prior quarter or other matters, the correction or adjustment shall be recorded for the quarter during which it is determined that an adjustment or correction is required.
5.6 Sales of Designated Products in currencies other than United States dollars shall be converted to United States dollars at the conversion rate charged by Bank of America, NA, in New York City for the business day next preceding the date on which payment is made to the Licensor.
5.7 All payments made hereunder by the Licensee shall be made payable to the Licensor by wired funds and notice of the payment with tracking information shall be given:

          In the case of Salton Inc.

To:	Salton Inc. 1801 North Stadium Boulevard Columbia. MO 65202 Attention: William Lutz, Chief Financial Officer
          And in the case of Applica Incorporated

To:	Applica Incorporated 3633 Flamingo Road Miramar, FL 33027 Attention: Terry Polistina, Chief Operating Officer
6.0 — Ownership Of Licensed Intellectual Property; Infringement.
6.1 Licensee acknowledges that the Licensed Intellectual Property, along with the goodwill of the business symbolized thereby, are the sole and exclusive property of the Licensor. as applicable, and that Licensor owns substantial and valuable goodwill in Licensed Intellectual Property. Licensee shall not during the Term or at any time thereafter (a) attack or assist another in attacking the title or rights of Licensor in or to the Licensed Intellectual Property; (b) claim any right, title or interest in or to the Licensed Intellectual Property adverse to Licensor; or (c) register or apply to register the Licensed Intellectual Property or any confusingly similar intellectual property anywhere in the world. If Licensee challenges the validity or enforceability of the Licensed Intellectual Property, Licensee agrees to pay triple (3X) royalties during any such action.
6.2 All usage of the Licensed Intellectual Property by Licensee and the goodwill associated therewith shall inure to the benefit of Licensor. Licensee agrees and acknowledges that it will, and shall be deemed to have, assigned, transferred and conveyed to Licensor any rights, good will, titles or other rights in and to the Licensed Intellectual Property which may have been obtained by Licensee or which might be claimed to have vested in Licensee in pursuing the marketing and sale of Designated Products bearing Licensed Intellectual Property. Licensee shall execute any instrument requested by Licensor to accomplish or confirm the foregoing. Any such assignment, transfer or conveyance by Licensee shall be without any consideration from Licensor. Licensor shall retain the right and title to all improvements developed by either party. but agrees to license back such improvements to Licensee for use during the term of the Agreement under the provisions hereof. Upon request and upon termination of this Agreement, Licensee shall provide Licensor written notice of any improvements made to the Licensed Intellectual Property.
6.3 Licensee shall take all commercially reasonable measures to maintain and protect Licensor’s proprietary rights including placing any notice of such ownership that Licensor shall reasonably require. Licensee shall cooperate fully and in good faith with Licensor for the purpose of securing and preserving Licensor’s rights in and to the Licensed Intellectual Property in the Designated Territory. To the extent that Licensee incurs any out-of-pocket expenses as a result of such cooperation, including reasonable legal fees and costs, Licensor shall reimburse Licensee. Licensee shall give Licensor prompt and immediate notice of any infringements by third parties of the Licensed Intellectual Property known by Licensee or any use, application or registration of any intellectual property right that is the same or similar to the Licensed Intellectual Property. At Licensor’s request, Licensee shall provide Licensor full cooperation for Licensor’s protection of the Licensed Intellectual Property for the Designated Products, If Licensor decides to protect the Licensed Intellectual Property, Licensor shall have the right to bring suit or other legal or administrative proceeding in its own name or the name of Licensee, or both, at to prosecute and/or settle the same and all costs incurred and recoveries made shall be for the account of Licensor. Nothing herein contained, however, shall be construed to obligate Licensor to take any action against a third party concerning the Licensed Intellectual Properly. Licensee shall not take any legal action to protect against any infringement of the Licensed Intellectual Property without Licensor’s prior written permission.
6.4 Licensee shall not in any way seek to avoid its obligations hereunder because of the assertion or allegation by any persons, entities or government agencies, bureaus, or nstrumentalities that the Licensed Intellectual Property is invalid or ineffective or by reason of any contest concerning the rights of Licensor therein; provided however, that, if there is a final determination by a court having final jurisdiction of a judicial dispute or binding arbitration that a third party owns the Licensed Intellectual Property or Licensor’s rights granted to Licensee in this Agreement. Licensee shall be relieved of its obligation hereunder to the extent such final determination eliminates Licensor’s rights in the Licensed Intellectual Property in the Licensee’s Territory. If Licensee is required by a court to obtain a license from a third party to use any of the Licensed Intellectual Property, royalties due to Licensor hereunder shall be reduced by any amount paid pursuant to any required third party license.
6.5 Licensee shall fully cooperate with Licensor, at Licensor’s request and expense, to maintain and renew existing registrations of Licensed Intellectual Property, obtain new registrations and take such other necessary actions respecting the acquisition and maintenance of the Licensed Intellectual Property licensed hereunder as Licensor, in its sole judgment, deems advisable. The parties shall cooperate with each other in connection with the defense of any opposition or cancellation proceeding filed by any third party against any of Licensor’s applications or registrations of the Licensed Intellectual Property and in any litigation or other third party proceeding involving the Licensed Intellectual Property, in each case insofar as they pertain to the Designated Products. However, nothing herein shall be construed as to require Licensor to defend any of the Licensed Intellectual Property in any such opposition, cancellation or other proceeding.
7.0 — Representations, Warranties And Covenants.
7.1	Applica represents, warrants and covenants to Salton as follows:
7.1.1 Applica is a corporation duly organized, validly existing and in good standing under the laws of Florida. Applica has ail corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.
7.1.2 The execution, delivery and performance by Applica of this Agreement and the consummation of the transaction contemplated hereby has been duly and validly authorized by all requisite corporate action, and no other corporate act or proceeding on the part of Applica is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby.
7.1.3 Applica is not subject to nor obligated under its certificate of incorporation or bylaws, any applicable law, rule or regulation of any governmental authority, or any agreement. instrument, license or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution. delivery or performance of this Agreement.
7.1.4 Applica is the owner of the Applica Marks and Patents in the United States. Applica makes no representation or warranty as to whether or not Salton’s use of the Licensed Intellectual Property in the manufacture. advertising and sale on any product within the Designated Territories infringes any intellectual property or any other rights of any third party.
7.1.5 Applica is not subject to nor obligated under any agreement, instrument, license or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this Agreement.
7.1.6 Applica’s execution and delivery of this Agreement and performance of its obligations hereunder, including the obligation of payments hereunder, do not and will not conflict with, violate, or result in any default under any agreement, instrument or other contract to which Applica is a party or by which it is bound.
7.1.7 There are no claims, actions, suits. or other proceedings pending, or to the knowledge of Applica, threatened, which, if adversely determined, would adversely affect the ability of Applica to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.
7.2	Salton represents, warrants and covenants to Applica as follows:
7.2.1 Salton is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Salton has all corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.
7.2.2 The execution, delivery and performance by Salton of this Agreement and the consummation of the transaction contemplated hereby has been duly and validly authorized by all requisite corporate action, and no other corporate act or proceeding on the part of Salton is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby.
7.2.3 Salton is not subject to nor obligated under its certificate of incorporation or bylaws, any applicable law, rule or regulation of any governmental authority, or any agreement, instrument, license or permit, or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this Agreement.
7.2.4 [Salton is the owner of the Salton Marks and Patents. or as a licensee has the right to license the Salton Marks and Patents, to Applica as Licensee in the Designated Territories set forth on Appendix A-2. Salton makes no representation or warranty as to whether or not Applica’s use of the Licensed Intellectual Property within the Designated Territories not set forth on Appendix A-2 in the manufacture. advertising and sale of any product infringes any intellectual property or any other rights of any third party.] [to be discussed]
7.2.5 Salton is not subject to nor obligated under any agreement, instrument, license or permit. or subject to any order, writ, injunction or decree, which would be breached or violated by its execution, delivery or performance of this agreement.
7.2.6 Salton’s execution and delivery of this Agreement and performance of its obligations hereunder, including the obligation of payments hereunder, do not and will not conflict with, violate, or result in any default under any agreement, instrument or other contract to which Salton is a party or by which it is bound.
7.2.7 There are no claims, actions, suits, or other proceedings pending, or to the knowledge of Salton, threatened, which, if adversely determined, would adversely affect the ability of Salton to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.
8.0 — Indemnification and insurance Coverage.
8.1 Each of Applica and Salton (referred to as the “Indemnitor”, as applicable) hereunder shall defend, indemnify and hold the other party and its affiliates, as well as their respective officers, directors, agents, employees, successors and assigns (referred to collectively as the “Indemnitee”), harmless from and against any and all claims, suits, damages, liabilities, costs and expenses including court costs and reasonable attorneys fees, arising out of, or based on:
8 1.1 the breach of any representation, warranty, covenant or obligation of the Indemnitor under this Agreement:.
8.1.2 any use by the Indemnitor as a licensee of the Licensed Intellectual Property in a manner which is not permitted by or not in accordance with the terms of this Agreement;
8.1.3 any defect or alleged defect in the products marketed by an Indemnitor using the Licensed Intellectual Property including, without limitation, any injuries or death to persons or damage or destruction of property arising therefrom;
8.1.4 the use of the Licensed Intellectual Property by the Indemnitee as permitted in accordance with this Agreement in the Designated Territories, including any third-party infringement claims, but only to the extent that Indemnitor has either (i) indicated on the applicable Appendix that such Licensed Intellectual Property has been properly registered, or (ii) registered such Licensed Intellectual Property pursuant to Section 3.9 of this Agreement; it being understood by Licensee that Licensor shall not be responsible for indemnification under this subsection to the extent that the Licensed Intellectual Property at issue in the claim was not registered by Licensor.
8.1.5 the gross negligence or willful misconduct of the Indemnitor.
8.2 The Indemnitee shall promptly notify the Indemnitor of the existence of any claim, demand or other action giving rise to a claim for indemnification under this Agreement which involves a third party (a “Third Party Claim”) and shall give the Indemnitor the right to assume the defense and control the same at its own expense and with its own independent counsel, provided that: (i) the independent counsel shall be reasonably acceptable to the Indemnitee; (ii) the Indemnitee shall at all times have the right to participate in such defense at its own expense; and (iii) in any instance where because of conflicts of interest to the extent that the Indemnitee incurs reasonable out-of-pocket expenses, including reasonable legal fees, the Indemnitor shall, upon written request. reimburse the Indemnitee for such costs. Whether the Indemnitor or Indemnitee is controlling the defense of a Third Party Claim, it shall select counsel, contractors, experts and consultants of recognized standing and competence. shall take all steps necessary in the investigation, defense or settlement thereof, and shall at all times diligently and promptly pursue the resolution thereof. The party conducting the defense shall at al times act as if all damages relating to the Third Party Claim were for its own account and shall act in good faith and with reasonable prudence to minimize any damages therefrom. The Indemnitee shall, and shall cause its officers, directors, employees and affiliates to cooperate fully with the Indemnitor, at the Indemnitor’s expense, in connection with any Third Party Claims.
8.3 The Indemnitor shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claims, and the Indemnitee shall consent to a settlement of, or the entry of any judgment arising from, such Third Party Claims; provided, that the Indemnitor shall (a) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof; (b) shall not encumber any of the assets of any Indemnitee or agree to any restriction or condition that would apply to any Indemnitee or to the conduct of such party’s business; and (c) shall obtain, as a condition of any settlement or other resolution, a complete release of each Indemnitee against any and all damages resulting from, arising out of or incurred with respect to such settlement or other resolution. Except for the foregoing, no settlement or entry of judgment in respect of any Third Party Claim shall be consented to by any Indemnitor or Indemnitee without the express written consent of the other party.

8.4 Without cost to the other party, Applica and Salton shah each maintain insurance that protects the other and its wholly owned affiliates, its officers and its directors, as a named or designated insured party, in connection with (a) any alleged defect(s) in any product marketed under the Licensed Intellectual Property, and (b) the use, manufacture, distribution, marketing, sale, service, or disposal of the such products bearing the Licensed Intellectual Property. The amounts and coverages of such insurance shall be as Applica and Salton from time to time hereafter agree in writing, but at a minimum shall be not less than $5,000,000 per occurrence with aggregate liability limits of not less than $25,000,000. Each shall continue to maintain such coverage in effect for at least five years after the termination of this Agreement.
8.4.1 All insurance shall be provided by insurance companies, on policy forms. and with deductibles acceptable to the Licensor of the Licensed Intellectual Property, such acceptance not to be unreasonably withheld. Any deductible shall be the responsibility of the Indemnitor.
8.4.2 The insurance shall be primary with no rights of contribution equitable or otherwise with any other insurance carried by the Indemnitor. If an Indemnitor makes any payment on any claim, the Indemnitor shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnitee to any insurance benefits or other claims of the Indemnitee with respect to such claim.
8.4.3 Each party shall furnish the other with certificates of insurance evidencing the insurance in force satisfying the requirements of this Agreement within 15 days after execution of this Agreement, and annually thereafter. Such certificates will stipulate that coverage will not be canceled, reduced, or modified without 30 days prior written notice to the named insured. Any cancellation, reduction or modification, without the prior written consent of the named insured, which results in there not being in force insurance coverage which satisfies all the requirements of this Section 8.4 shall be deemed a material breach of this Agreement.
8.4.4 At reasonable times on advance written notice to the Licensee, the Licensee will furnish the Licensor with copies of the insurance policies required.
8.5 Indemnitor shall have no liability for damages, losses, liabilities, costs or expenses of Indemnitee to the extent that Indemnitee could have mitigated such damages, losses, liabilities, costs and expenses in accordance with reasonable business and legal practices.
9.0 — Term and Termination.
9.1 The Term of this Agreement shall terminate on June 1, 2008, unless sooner terminated in accordance with this Section 9.
9.2 Either party may elect to terminate this Agreement upon notice given not less than 12 full calendar months next succeeding the date when notice is given to the other party.

9.3 Either party may elect to terminate this Agreement in the event of a material breach by the other party of any of the terms of this Agreement, the party claiming such breach shall give notice to the other, specifying the circumstances pertaining to such breach in form sufficient to give the other party an opportunity to correct the breach. If such breach shall not have been remedied during a 30-day period immediately following the delivery of such notice, the party giving notice shall have the right to give notice to the other in writing of its decision to terminate this Agreement.
9.4 Either party may elect to terminate this Agreement, in its sole and absolute discretion. in the event the other party files a petition for bankruptcy, or is adjudicated a bankrupt, or makes an assignment for the benefits of its creditors, or files a petition or otherwise seeks relief under or pursuant to any bankruptcy, insolvency or reorganization statute or proceeding or if a custodian, receiver or trustee is appointed for in or a substantial portion of its business or assets. Such termination shall be effective immediately upon written notice to the other party.
9.5 Waiver by any party of its right to terminate because of any one breach shall not constitute a waver of any subsequent breach of the same or of a different nature. No termination of this Agreement by expiration or otherwise shall relieve or release any party from any of its obligations hereunder with respect to royalties due or acts committed under this Agreement.
9.6 Upon the expiration of this Agreement:
9.61 All rights granted to both panties hereunder terminate at such expiration; except as expressly set forth below.
9.6.2 Each Party shall immediately discontinue selling its remaining inventory of products sold pursuant to the Agreement. Each party shall be entitled to receive royalties on sales prior to termination. After the termination, each party shall immediately destroy all products and packaging and promotional material remaining in its possession or control which are identified in any manner by or with Licensed Intellectual Property.
9.6.3 Royalties owing by either party shall be reported and paid during the in accordance with the terms of Section 4 and for the quarterly period ending immediately following termination,
10.0 — Miscellaneous.
10.1 Choice of Law. This Agreement shall be construed, interpreted and governed in accordance with the laws of the State of New York.
10.2 Jurisdiction; Service of Process. Any proceeding arising out of or relating to this Agreement will be brought in the courts of the State of New York. and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum. agrees that all claims in respect of the proceeding shall be heard and determined only in any such court and agrees not to bring any proceeding arising out of or relating to this Agreement in any other court. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum. Process in any proceeding referred to In the first sentence of this section may be served on any party anywhere in the world.
10.3 Notice. All notices required to be sent to either party shall be in writing addressed to the party as set forth below (or to such other address of which either party may notify the other hereunder) and shall be deemed given only when delivered during business hours on a day when offices are generally open for business in the city in which the notice is delivered. Notices shall be delivered only by the following two methods: (1) by certified or registered U.S. Mail, postage prepaid, return receipt requested, or 2. by nationally known overnight courier, charges prepaid, such as UPS or Federal Express, return receipt requested and addressed as follows,
In the case of Salton Inc

To:	Salton Inc. 1801 North Stadium Boulevard Columbia. MO 65202 Attention: William Lutz, Chief Financial Officer
          And in the case of Applica Incorporated

To:	Applica Incorporated 3633 Flamingo Road Miramar, FL 33027 Attention: Terry Polistina, Chief Operating Officer
or to such changed address or person as Salton or Applica shall have specified by notice given pursuant to this Section 10.2. Refusal of receipt shall be deemed to be receipt.
10.4 Assignment. Neither Party shall assign this Agreement in whole or in part without the prior written consent of the other.
10 5 Entire Agreement. This instrument sets forth the entire and only agreement between the parties hereto as to the subject matter hereof; it reflects and merges all pertinent prior discussions and correspondence pertaining thereto, and supersedes and cancels all pre-existing agreements pertaining thereto between them. Any representation. promise, definition, warranty or condition pertaining thereto and not incorporated herein, shall not be binding upon either party. This instrument shall not become effective unless and until dated and signed below on behalf of each of the parties by their duly authorized officers or representatives. This instrument and its appendices may not be modified, enlarged, or changed in any way hereafter except by an instrument signed by each of the parties hereto.

10.6 Reporting Of Adverse Events. Each party shall report to the other, within five business days from receipt of the information, any materially adverse event that is reported to occur as a result of use of any of the products sold pursuant to the Agreement. Any such event must be reported in as much detail as possible, whether or not there is proof of a causal connection between the events and use of such product. A materially adverse event includes any experience relating to a product which is reasonably regarded to be seriously detrimental to person or property in any manner.
10.7 Relationship of Parties. The relationship hereby established between Applica and Salton is solely that of independent contractors. This Agreement shall not create an agency. partnership, joint venture or employer/employee relationship, and nothing hereunder shall be deemed to authorize either party to act for, represent or bind the other except as expressly provided in this Agreement.
10.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE MERGER EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.
10.9 Severability. If and to the extent that any provisions of this Agreement are prohibited or unenforceable under any applicable law, such provisions shall be ineffective to the extent of such prohibition or unenforceable without invalidating the remaining provisions hereof or affecting the validity or enforceability of any other provision hereof.
     IN WITNESS WHEREOF and intended to be legally bound, the parties hereby have caused these presents to be signed by their proper officer effective as of the date first above written.

APPLICA INCORPORATED
By:	/s/ Terry L. Polistina
	Name:	Terry L. Polistina
	Title:	Chief Operating Officer

SALTON, INC.
By:	/s/ Marc Levenstein
	Name:	Marc Levenstein
	Title:	Senior Vice President